                                   EXHIBIT 4.3

                              STOCK INCENTIVE PLAN

     The Stock Incentive Plan shall provide for the following:

     1. RailAmerica shall reserve 50,000 shares of RailAmerica common stock (the "Pool Shares"), to be issued on the Distribution Date (as defined below).

     2. The reserved Pool Shares shall be divided into two groups, with 20,000 reserved Pool Shares being allocated to the "Supervisory Group Pool" and 30,000 reserved Pool Shares allocated to the "Production Group Pool".

     3. Employees in either group will be able to participate in the Stock Incentive Plan ("Eligible Employees") under the following conditions:

          (a) An Eligible Employee must be employed full-time at Kalyn at the time of the closing of the purchase of the stock of Kalyn by Kalyn Acquisition Corp. (the "Closing Date").

          (b) An Eligible Employee must remain employed full-time at Kalyn continuously for a period of three years following the Closing Date.

          (c) Any employee that is terminated without cause by Kalyn during such three year period as the result of a slow down in Kalyn's business will be an Eligible Employee entitled to participate in the pool provided that such employee remains willing to reestablish employment with Kalyn, upon Kalyn's request.

          (d) No employee that voluntarily terminates his employment with Kalyn or is terminated for cause prior to the end of the three year period shall be an Eligible Employee.

          (e) No employee that was a shareholder of Kalyn prior to the Closing Date shall be an Eligible Employee.

     4. Three years from the Closing Date (the "Distribution Date") RailAmerica shall issue the Supervisory Group Pool and the Production Group Pool as follows:

          (a) The number of reserved Pool Shares in the Supervisory Group Pool shall be issued equally to the Eligible Employees that are members of the Supervisory Group.

          (b) The number of reserved Pool Shares in the Production Group shall be issued equally to the Eligible Employees that are members of the Production Group.

     5. At the time the Pool Shares are issued to the Eligible Employees, they shall be fully registered and freely tradable, provided that such registration may be made pursuant to an S-8 registration with the Securities and Exchange Commission or provided that the S.E.C. issues a no-action letter stating that the Pool Shares are exempt from registration.

     6. At RailAmerica's option, RailAmerica, in lieu of distribution all of or any part of the Pool Shares to any or all former Kalyn employees who are Eligible Employees pursuant to Section 3(c) above, RailAmerica may make a cash payment so that such Eligible Employee may purchase the number of RailAmerica Shares that he or she would be entitled to receive on the open market in the event the Pool Shares to be issued to such Eligible Employee is not permitted to be registered pursuant to an S-8 registration with the Securities and Exchange Commission. Such cash payment shall be an amount sufficient to purchase such shares, including brokerage commissions, and must be used by such Eligible Employee to purchase such shares of RailAmerica on the open market.

     7. RailAmerica shall have no obligation to issue the Pool Shares until the Distribution Date. The creation of the pool or the reserve of the Pool Shares shall not be deemed to create any trust or fiduciary relationship between RailAmerica and/or Kalyn and the Eligible Employees. The Eligible Employees shall have no rights as shareholders of RailAmerica unless and until they are issued their respective share of the Pool Shares.